UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	SEC FILE NUMBER 000-27707

CUSIP NUMBER 653351 10 6

NOTIFICATION OF LATE FILING

(CHECK ONE)	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:	June 30, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
NexCen Brands, Inc.
Full Name of Registrant
Not Applicable
Former Name if Applicable
1330 Avenue of the Americas, 34th Floor
Address of Principal Executive Office (Street and Number)
New York, NY 10019
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or  subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NexCen Brands, Inc. (the “Company”) will not file its Quarterly Report on Form 10-Q for the period ended June 30, 2009 by the required filing date and will not file such report within the five day grace period provided in Rule 12b-25.

On August 11, 2009, the Company amended its Annual Report on Form 10-K/A for the year ended December 31, 2007, which included restated 2007 audited financial statements.  As previously disclosed, the Company is in the process of completing the preparation and audit of its 2008 financial statements.  The Company expects to request a reporting accommodation from the Securities and Exchange Commission (“SEC”) that would allow it to file a comprehensive Annual Report on Form 10-K for the year ended December 31, 2008 (the “Comprehensive 2008 10-K”) in lieu of filing both an Annual Report on Form 10-K for the year ended December 31, 2008 and Quarterly Reports on Form 10-Q for each of the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008.  The Company is in the process of finalizing all of the information that would allow it to file a Comprehensive 2008 10-K.  In addition, the Company is also in the process of finalizing its Quarterly Reports on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009.

The Company expects its Comprehensive 2008 10-K and Quarterly Report on Form 10-Q for the period ended March 31, 2009 to be complete and ready for filing with the SEC by September 22, 2009.  Following these filings, the Company expects to complete and file as soon as possible its Quarterly Report on Form 10-Q for the period ended June 30, 2009.  The Company is working expeditiously to complete these reports and file them as soon as possible.

(Attach Extra Sheets if Needed)

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Kenneth J. Hall	(212)	277-1100
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
	☐ YES	☒ NO

The Company has not filed its Quarterly Reports on Form 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008, its Annual Report on Form 10-K for the year ended December 31, 2008, or its Quarterly Report on Form 10-Q for the period ended March 31, 2009.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	☒ YES	☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company did not initiate its brand management and franchising business until the second half of 2006.  From the second half of 2006 through the end of 2008, the Company acquired nine brands and disposed of two brands.  The nine brands acquired were: The Athlete’s Foot (November 2006), Bill Blass (February 2007), MaggieMoo’s (February 2007), Marble Slab (February 2007), Waverly (May 2007), Pretzel Time and Pretzelmaker (August 2007), Great American Cookies (January 2008) and Shoebox New York (January 2008).  The Company sold Waverly in October 2008 and Bill Blass in December 2008.  Additionally, the Company completed a comprehensive restructuring of its credit facility in August 2008 (with additional subsequent amendments in December 2008, January 2009, July 2009 and August 2009).  Further, as previously disclosed, the Company expects that it will record total non-cash impairment charges of approximately $242 million in 2008 related to reductions in the carrying value of the Company’s trademarks, goodwill and other intangible assets and that it will record an aggregate loss on sale of approximately $15 million in 2008 in connection with the Company’s sale of Waverly and Bill Blass.  As a result, the Company’s revenues, expenses, assets and liabilities for the period ended June 30, 2009 differ substantially from the period ended June 30, 2008.

NexCen Brands, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 13, 2009	By:	/s/ Kenneth J. Hall
Kenneth J. Hall, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).